

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

December 13, 2006

Via U.S. Mail and Facsimile to (412) 434-2134

Mr. William H. Hernandez
Senior Vice President, Finance
PPG Industries, Inc.
One PPG Place
Pittsburgh, PA 15272

> **RE:** **PPG Industries, Inc.**
> **Form 10-K for the year ended December 31, 2005**
> **Filed February 16, 2006**
>
> **Form 10-Q for the quarter ended September 30, 2006**
> **File No. 1-1687**

Dear Mr. Hernandez:

We have reviewed your filings and have the following comments. Where indicated, we think you should revise your disclosures in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for the year ended December 31, 2005

Management's Discussion and Analysis, page 17

Critical Accounting Estimates, page 25

1. You state on page 26 that none of your goodwill was impaired as of December 31, 2005 but that the fair value of your fiber glass business declined during 2005 and, as a result, some or all of the related goodwill of $49 million is at risk in 2006 for

impairment should your projected recovery in the business not occur. Please address the following comments:

- Tell us the carrying value and fair value of your fiber glass business at the 2005 test date and identify the test date;
- We note that sales appear to be up slightly in the glass segment, however the earnings appear to be flat when considering the one-time legal settlement in 2005. Tell us whether you have conducted tests subsequent to December 31, 2005 and explain the results;
- Considering the disclosures in the 2005 Form 10-K and the relatively flat results of operations in 2006 in the glass segment, please advise us concerning the following:

  o A description of the recovery plan and the ongoing results of such plan.
  o More quantified information concerning any deterioration/recovery in actual results of operations.

In future filings, please provide more details concerning flat or declining businesses, and any related recovery plans, so that readers are more aware of the underlying details and assumptions related to actual, and/or potential impairments.

2. We note your Form 8-K filed November 16, 2006. Please ensure you address the turn of events regarding your lower than expected results of your chlor-alkali business, due to lower volumes and pricing as a result of extensive facility shutdowns or production curtailments for November and December by several significant chlor-alkali chemical customers, and particularly as it relates to your annual impairment test for goodwill attributable to this business and your chemicals segment overall in future filings beginning with your Form 10-K for the year ended December 31, 2006.

22. Business Segment Information, page 54

3. You state you have three reportable segments: coatings, glass and chemicals. You also state that the glass and fiber glass operations have been aggregated into a single reportable segment. Based on your disclosures we note that you have numerous businesses below your reportable segments. In particular:

   - Coatings is made up of industrial, automotive and architectural;
   - Glass is made up of automotive OEM, replacement, and flat and fiber glass;
   - Chemicals is made up of chlor-akali, Transitions®, silica, Teslin®, and fine chemicals;

- You operate 378 service centers for architectural finishes;
- You have a Senior Vice President, Automotive Aftermarket, and a Senior Vice President, Coatings and Managing Director, PPG Europe, as listed on page 57;
- Your website indicates that you have 15 businesses;
- Your Form 8-K filed November 16, 2006 offers your outlook specifically related to only your chlor-alkali business;
- We note that each of your reportable segments experienced differing results of operations of each of their underlying component businesses.

Considering these observations, please provide us with a comprehensive explanation concerning your reportable segments. Identify for us your underlying operating segments and provide support for your determinations. In addition, please provide us with your aggregation analysis which resulted in your reportable segments.

4. We note your statement on page 35 that your reporting units are the major product lines comprising your reportable business segments. It is unclear from this statement whether your reportable segments are your reporting units, or whether, as we assume, multiple reporting units make up your reportable segments. Please address this supplementally and clarify this statement in future filings. In order for us to better understand your disclosures, please identify your reporting units as defined in SFAS 142.

5. We note that you use the term "Operating income (loss)", rather than segment income in your segment footnote. In future filings please rename this measure something other than Operating income, because although you do not use this term in your GAAP income statement, it implies a measure that would otherwise include items that you are excluding in your segment measure. A term such as "segment income" for example, would be acceptable.

Form 10-Q for the quarter ended September 30, 2006

16. Commitments and Contingent Liabilities, page 17

6. We note that you have recently settled the Federal Glass class action antitrust cases last year and more recently the federal class action cases in the automotive refinish industry. We also note that you are currently in discussions concerning potential settlement of the Tennessee glass class action antitrust case, and with respect to the California cases, the settlement agreement remains tentative, pending formal documentation and necessary court proceedings. In addition, you are considering potential settlement of the automotive refinish cases in state courts.

Both of the above settlements were made after asserting that you had no intention to settle and without giving any quantified ranges of losses to provide a frame of reference to the scope of the potential losses. Tell us the scope of the state antitrust cases that remain and whether it is reasonably possible to estimate a range of loss related to such cases.

In future filings, we urge you to consider a more detailed discussion about the uncertainties surrounding litigation and provide real-time updates, including quantified information, so that readers can have a more reasonable understanding of the timing and scope of potential charges.

7. We note that in the third quarter you recorded a $165 million charge related to the Jersey City, New Jersey site and other sites in New Jersey. You also recorded an $8 million charge related to the Calcasieu River Estuary in Louisiana. We also note that the range of reasonably possible additional loss is $200-$300 million. In addition, these loss contingencies include significant unresolved issues such as the nature and extent of contamination and the methods that may be employed to remediate them. Both the recent charges and the possible additional amounts represent significant amounts. It would appear that these sites represent a substantial ongoing activity of your company and warrant considerable disclosures in order for readers to grasp the scope of this uncertainty.

Tell us what consideration you have given to provide separate analysis of these two sites on a periodic basis, which provides the following:

- A reasonable plain English description of the known level of contamination;
- A reasonable description of the proposed remediation and what that will entail;
- The underlying cost assumptions behind each major component of the remediation;
- A timeline of the expected clean-up;
- Updates on the completion of studies and their approvals;
- Discussions each period of changes in estimates and the underlying reasons for such changes. For example, if the assumptions behind a component are no longer valid, a description of the changes in the period and the underlying reasons for the change;
- The range of possible additional loss by site, so that readers can digest the scope of each site individually;
- The extent of potential third party indemnification by site.

*   *   *   *

Please respond to these comments by providing the supplemental information requested within ten business days or tell us when you will provide us with a response. Please provide us with a supplemental response that addresses each of our comments. Please file your supplemental response on EDGAR as a correspondence file. We may raise additional comments after we review your responses.

To expedite our review, you may wish to provide complete packages to each of the persons named below. Each package should include a copy of your response letter and any supplemental information.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they provided all information investors require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in their filings;
- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jenn Do, Staff Accountant, at (202) 551-3743, or me at (202) 551-3689 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

John M. Hartz
Senior Assistant Chief
Accountant